SECURITIES AND EXCHANGE COMMISSION
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                       SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                 I-INCUBATOR.COM, INC.
                     COMMON STOCK
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                      57632T 10 2
                     (CUSIP NUMBER)
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             7221 Brickell Avenue, Suite 900
                   Miami, Florida 33131
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                      October 4, 1999
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    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
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(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):
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      Atlas Equity Group, Inc.
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(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions): PF
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(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization: Florida
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Number of Shares Beneficially Owned by Each Reporting Person
With
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(7) Sole Voting Power: 5,421,619 (1,000,000 shares as of
    10/4/99)
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(8) Shared Voting Power: 0
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(9) Sole Dispositive Power: 5,421,619 (1,000,000 shares as
    of 10/4/99)
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(10) Shared Dispositive Power: 0
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(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 5,421,619 (1,000,000 shares as of 10/4/99)
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(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
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(13) Percent of Class Represented by Amount in Row (11):
                         22.94% as of October 4, 1999
                         22.29% as of October 18, 2000
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(14) Type of Reporting Person: CO
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ITEM 1. SECURITY AND ISSUER.
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i-Incubator.com, Inc.
Common Stock, $.0001 par value.
7221 Brickell Avenue, Suite 900
Miami, Florida 33131
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ITEM 2. IDENTITY AND BACKGROUND.
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(a) Name:         Michael D. Farkas, President
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(b) Address:      7221 Brickell Avenue, Suite 900
                  Miami, Florida 33131
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(c) Atlas Equity Group, Inc. is an investment relations
    firm.
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(d) None.
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(e) None.
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(f) Citizenship. N/A
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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The Reporting Person, Atlas Equity Group, Inc., purchased
1,000,000 shares from the Issuer on January 11, 1999, for $100 based on a price of $0.0001 par value. Such shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the "Act") and were restricted in accordance with Rule 144 of the Act. On November 11, 1999, the issuer approved of a 3-1 forward stock split, resulting in the issuance of an additional 2,000,000 shares of common stock to the Reporting Person. Then on January 11, 2000, the Reporting Person received an additional 983,500 shares as a result of a share issuance from a spin-off company of the issuer. On August 29, 2000, the issuer engaged in two separate private transactions with the Reporting Person in the amounts of 369,231 shares and 1,068,888 shares.
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ITEM 4. PURPOSE OF TRANSACTION.
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The acquisition by the Reporting Person is based on the
Issuer's status as a Reporting Company. On August 5,1999, the Issuer filed a Form 10-SB with the Securities and Exchange Commission, which became effective on October 4, 1999. At that point, the Reporting Person held 1,000,000 shares of Common Stock of the Issuer, which represented 22.94% of the issued and outstanding shares of the Issuer. After a 3-1 forward stock split on November 11, 1999, the Reporting Person held 3,000,000 shares.
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On January 11, 2000, the Reporting Person acquired 983,500
shares from the issuer based on a corporate resolution issuing the shares pursuant to a company spun-off from the issuer. On August 29, 2000, the Reporting Person received 369,231 shares of restricted common stock based on a discount rate of $0.65 per share to forego a debt in the amount of $24,000 owed by the issuer to the Reporting
Person. A second transaction on August 29, 2000 resulted in the issuance to the Reporting Person of 1,068,888 shares of restricted common stock at a discount rate of $0.65 per share in lieu of $69,477.75 owed to the Reporting Person by the issuer in promissory notes. On October 18, 2000, Atlas Equity Group, Inc. held 5,421,618 shares of common stock of the Issuer, which represented 22.29% of the issued and outstanding shares of the Issuer.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
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Atlas Equity Group, Inc. currently holds 5,421,618 of the
issued and outstanding common shares of the Issuer, or
22.29% of the issued and outstanding shares.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.
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The Reporting Person has no contracts, arrangements,
understandings or relationships with any other person with respect to any securities of the Issuer.
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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None
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                        SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
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Date: November 17, 2000    Signature: /s/ Michael D. Farkas
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                                          MICHAEL D. FARKAS
                                          President
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